

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 9, 2017

David J. West
President
The Simply Good Foods Company
1 Greenwich Office Park, 2nd Floor
Greenwich, CT 06831

> Re: **The Simply Good Foods Company**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 1, 2017**
> **File No. 333-217244**

Dear Mr. West:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2017 letter.

Summary of the Proxy Statement/Prospectus, page 14

Atkins, page 14

Overview, page 14

1.   We note your revisions in response to prior comment 2. However, we note retail sales and retail CAGR figures remain at pages 15, 20, 89, 122, and 144. Where these figures appear, please revise to define "retail sales" and identify all sources of the retail sales and CAGR figures. In that regard, we note you previously identified IRI, Nielsen FDMx and Retail Link as sources for certain data. Refer to Rule 408(a) of Regulation C.

2.   We note your disclosure on pages 20 and 89 that "Atkins is a $600 million brand at retail." From disclosure on page 15; however, you disclose that retail sales of Atkins' branded frozen meals and retail sales of Atkins' core nutritional snacking products "generated $548 million in total U.S multi-outlet retail sales for the fiscal year ended August 2016." This appears to be the only total of retail sales figures disclosed in the registration statement. Accordingly, please revise your disclosures on pages 20 and 89 or otherwise explain the third party retail sales metrics that tabulate Atkins as a $600 million brand at retail. As the size of the brand at retail is disclosed as a positive reason for the merger that the board considered, please also discuss what information the board had as part of its decision to approve the merger in terms of Atkins' retail sales metrics.

Summary Historical Financial Information of Atkins, page 25

3.   In our prior comment 5 we requested you provide a reconciliation of the non-GAAP measure, Frozen Meals Related EBITDA to the most comparable measure. However, footnote 3 to the table does not include this reconciliation. We reissue prior comment 3. In addition, please clarify what you mean when you state, "Frozen Meals Licensing Income approximates our Income (loss) from operations" as this is not apparent from the financial information in Unaudited Pro Forma Condensed Combined Statements of Operations, which you reference in your response.

Unaudited Pro Forma Condensed Combined Financial Information, page 57

4.   We note your response to prior comment 10, regarding the payments you may need to make under your tax receivable agreement, indicating that although you continue to view any future payments under the arrangement as contingent dividends, a liability for these amounts will be recognized as part of the purchase accounting applied for the business acquisition.

Please clarify whether you have further considered and found support within the specific guidance of FASB ASC 805 referenced in our prior comment, in deciding to change your proposed accounting for the arrangement, or believe other authoritative guidance would more aptly govern the accounting. Please submit your analysis of any competing authoritative guidance that you considered in formulating your view. Also advise whether your auditors have been apprised of and are in agreement with the accounting you now intend to apply.

Background of the Business Combination, page 85

5.   We note your response to prior comment 11. Considering the events occurring after April 3, 2017, please clarify what the board approved on that date. For example, were drafts of various agreements available and approved on that date, or otherwise explain what the board approved on that date. Please also revise to indicate the intent of the board of directors to hold a meeting prior to mailing the definitive proxy statement to

ratify the transaction documents and confirm its recommendation that stockholders approve and adopt the merger agreement. Please also disclose the facts and circumstances of the meeting, including its date, the individuals involved, and the outcome, when such information is available.

Material U.S. Federal Income Tax Consequences to Conyers Park Common Stockholders and Warrant Holders, page 92

6.   We note your response to prior comment 14 and the tax opinion filed as Exhibit 8.1. Your exhibit 8.1 short-form opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel and that disclosure must clearly identify and articulate the opinion being rendered. In this regard, the short-form opinion appears limited to the discussion beginning on page 95 entitled "Tax Consequences of the Parent Merger." However, we note material tax consequences appear disclosed in other parts of the tax section, such as on page 94 as to whether or not each share and warrant will be treated as separate instruments or an integrated instrument. Please revise your short-form opinion and tax disclosure to opine on all of the material federal tax consequences, and state clearly in your prospectus that the disclosure of the material federal income tax consequences is the opinion of counsel. Refer to Sections III.B.2. and III.C.1 of Staff Legal Bulletin No. 19 (October 14, 2011), available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

7.   We note your disclosure that "while the issue is not free from doubt, because each share of Conyers Park common stock and a warrant that compose a unit, as well as each share of Simply Good Foods common stock and a warrant that compose unit, are separable at the option of the holder, the following discussion assumes that each such share and warrant will be treated . . . as separate instruments . . . . No assurance can be given, however, that the IRS would not assert, or that a court would not sustain a contrary position." It appears from this that your tax counsel has significant doubt about the tax consequences of the investment in a unit such that it cannot give a "will" opinion. As such, please explain:

- The various legal theories that the IRS could potentially assert to challenge the tax treatment of the common stock and a warrant that compose a unit as separate instruments; and
- The degree of uncertainty espoused by "[w]hile not free from doubt," but "no assurance can be given." For example, is an IRS challenge to the tax treatment of the investment in a unit possible but highly unlikely, or more likely than not.

For more guidance see Section III.C.4 and FN44-45 thereof of Staff Legal Bulletin No. 19 (October 14, 2011).

8.   Please revise the tax opinion such that it does not assume the tax consequences at issue. The author of the opinion must opine on the material tax issues. For example:

- On page 94 you disclose that "because each share of Conyers Park common stock and a warrant that compose a unit, as well as each share of Simply Good Foods common stock and a warrant that compose unit, are separable at the option of the holder, the following discussion assumes that each such share and warrant will be treated . . . as separate instruments"; or
- On page 96 you disclose that "[i]t is intended that the exchange . . . will constitute a tax-deferred transaction pursuant to Section 351 of the Code, or that the parent merger will constitute a tax-deferred 'reorganization' under Section 368 of the Code . . . ." You then discuss the tax consequences "[i]f the exchange is tax-deferred pursuant to Section 351 or Section 368. . . ." As the tax treatment appears to depend on the legal conclusion of whether the exchange is a tax-deferred transaction pursuant to Section 351 of the Code, or that the parent merger will constitute a tax-deferred "reorganization" under Section 368 of the Code, then the author must opine on these matters as part of its tax opinion and they cannot be assumed.

Refer to Section III.C.3 of Staff Legal Bulletin No. 19 (October 14, 2011).

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Christian O. Nagler
        Kirkland & Ellis LLP